INTERCOASTAL CAPITAL MARKETS, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

MAY 31, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-09698

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 06/01/25 (MM/DD/YY) AND ENDING 05/31/26 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Intercoastal Capital Markets, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 E Palmetto Park Road, Suite 108
(No. and Street)

Boca Raton	FL	33432
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Rogers	561-931-4650	jrogers@intercoastalcm.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Alperin Nebbia & Associates, CPA, PA
(Name – if individual, state last, first, and middle name)

375 Passaic Avenue, Suite 200	Fairfield	NJ	07004
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3397
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Rogers _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Intercoastal Capital Markets, Inc. _____, as of 5/31 _____, 2 2026 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ZACHARY S. DRAGONETTE
No. 02DR6408075
Notary Public, State of New York
Qualified in Erie County
My Commission Expires 8/3/20 28

Signature: _____

Title: _____
President

Zachary A. Dragonette
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TABLE OF CONTENTS



375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

Report of Independent Registered Public Accounting Firm

To the Shareholder of Intercoastal Capital Markets, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Intercoastal Capital Markets, Inc. as of May 31, 2026, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Intercoastal Capital Markets, Inc. as of May 31, 2026, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Intercoastal Capital Markets, Inc.'s management. Our responsibility is to express an opinion on Intercoastal Capital Markets, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Intercoastal Capital Markets, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information, Schedule I-Computation of Net Capital Under Rule 15 c3-1 of the Securities and Exchange Act of 1934 and Schedule II- Statement on Exemption from Computation for Reserve Requirements and Information for Possession or Control Requirements under Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Intercoastal Capital Markets, Inc. financial statements. The supplemental information is the responsibility of Intercoastal Capital Markets, Inc. management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I-Computation of Net Capital Under Rule 15 c3-1 of the Securities and Exchange Act of 1934 and Schedule II- Statement on Exemption from Computation for Reserve Requirements and Information for Possession or Control Requirements under Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2024.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
July 27, 2026

INTERCOASTAL CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION
MAY 31, 2026

<u>ASSETS</u>

Cash and cash equivalents	$	74,103
Securities owned, at fair value		51,201,976
Due from clearing brokers, net		140,829
Clearing broker deposits		708,062
Prepaid expenses and other assets		162,862
Fixed assets, net		38,681
Right-of-use asset, net		38,389
Total assets	$	52,364,902

<u>LIABILITIES AND STOCKHOLDER'S EQUITY</u>

Liabilities:

Due to clearing brokers, net	$	37,086,256
Compensation payable		620,347
Accounts payable and accrued expenses		157,616
Accrued expenses – related party		36,941
Securities sold not yet purchased, at fair value		2,014,602
Lease obligation		41,971
Total liabilities		39,957,733

Commitments and Contingencies (Note 7)

Stockholder's equity:

Common stock, $1 par value, 500,000 shares authorized, issued and outstanding		500,000
Additional paid-in-capital		3,801,063
Retained earnings		8,106,106
Total stockholder's equity		12,407,169
Total liabilities and stockholder's equity	$	52,364,902

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

INTERCOASTAL CAPITAL MARKETS, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MAY 31, 2026

REVENUES:		
Principal transactions	$	9,384,978
Interest and dividends		2,123,895
Total revenues		11,508,873
EXPENSES:		
Commissions		4,449,904
Interest		1,853,893
Data and communications		1,539,241
Salaries and benefits		970,959
Clearance and execution		463,314
Occupancy		354,183
Travel and entertainment		122,420
Professional fees		114,637
Regulatory fees		114,185
Taxes		81,854
Depreciation		48,012
Other operating expenses		109,682
Total expenses		10,222,284
NET INCOME	$	1,286,589

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

INTERCOASTAL CAPITAL MARKETS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MAY 31, 2026

	Common Stock Shares	Common Stock	Additional Paid in Capital	Retained Earnings	Total Stockholder's Equity
Balance as of May 31, 2025	500,000	$ 500,000	$ 3,801,063	$ 8,774,917	$ 13,075,980
Net Income	-	-	-	1,286,589	1,286,589
Stockholder distributions	-	-	-	(1,955,400)	(1,955,400)
Balance as of May 31, 2026	500,000	$ 500,000	$ 3,801,063	$ 8,106,106	$ 12,407,169

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

INTERCOASTAL CAPITAL MARKETS, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MAY 31, 2026

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income	$	1,286,589
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation		48,012
Non-cash lease expense		(9,494)
Unrealized trading gain		669
Changes in operating assets and liabilities:		
Securities owned, at fair value		18,439,974
Due from clearing brokers		(14,870)
Prepaid expenses and other assets		12,657
Clearing broker deposit		(250,883)
Compensation payable		(99,540)
Due to clearing brokers		(16,382,951)
Accounts payable and accrued expenses		(3,294)
Accrued expenses – related party		(6,994)
Securities sold not yet purchased, at fair value		(1,059,971)
Total adjustments		673,315
Net cash provided by operating activities		1,959,904
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of furniture, equipment, and leasehold		
improvements		(1,994)
Net cash used in investing activities		(1,994)
CASH FLOWS FROM FINANCING ACTIVITIES		
Stockholder distributions		(1,955,400)
Net cash used in financing activities		(1,955,400)
NET CHANGE IN CASH		2,510
Cash and cash equivalents, beginning of year		71,593
Cash and cash equivalents, end of year	$	74,103
Supplemental disclosure of cash flow information:		
Income taxes paid	$	71,394

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

NOTE 1 – DESCRIPTION OF ORGANIZATION

Intercoastal Capital Markets, Inc. (the "Company") was incorporated in the District of Columbia on July 26, 1960 under the name Bellamah, Neuhauser & Barrett, Inc. The Company is a broker-dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). In September 2012, the Company registered in Florida as a foreign corporation after a corporate reorganization, and changed its name to Intercoastal Capital Markets, Inc. The Company is wholly owned by Trifecta Holdings, LLC (the "Parent"). The Company's present operations include the proprietary trading of fixed income securities including but not limited to securitized products, certificates of deposits and municipal securities. All securities transactions are cleared through non-affiliated clearing firms on a fully disclosed basis.

NOTE 2 – BASIS OF ACCOUNTING AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities and Exchange Commission Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule.

Use of Estimates
The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates. The most significant estimates in the accompanying financial statements are the valuation of the rights of use asset and corresponding lease liability, collectability of receivables and estimated life of fixed assets.

Cash and Cash Equivalents
The Company considers all amounts on deposit that are subject to withdrawal on demand as cash or cash equivalents. As of May 31, 2026, all cash was on deposit in banks. Periodically, the amount on deposit exceeds the FDIC insurance limits.

Revenues
The Company is engaged in the proprietary trading of fixed income securities including but not limited to securitized products, certificates of deposits and municipal securities through securities clearing firms. Proprietary securities transactions are recorded on the trade date as if they had settled on that date. In certain instances, revenue is recorded on a settlement date basis, and the trade versus settlement date difference is evaluated for materiality to determine if an adjusting entry is required.

The Company does not render investment advice, nor does it hold itself out as a broker-dealer to the public through advertising or otherwise. The Company has a minimal amount of retail customers and does not hold the securities of others or extend or arrange for the extension of credit in connection with the sale of securities.

Interest and Dividends
Interest revenue on fixed income securities owned and securities sold not yet purchased, including amortization of premiums and accretion of discounts, is recognized as earned or due. Dividend revenue is recognized as earned.

Due to/from Clearing Brokers
Amounts due from clearing brokers represent monthly commissions, clearing fees, and accrued interest which is paid to the Company on a monthly basis. Amounts due to clearing brokers represent credit extended by the clearing brokers net of cash held at the clearing brokers inclusive of required deposits and maintenance balances. The credit extended is collateralized by securities positions held by the Company.

Fixed Assets
Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 5 to 7 years.

Income Taxes
The Company has elected to be treated as an "S" Corporation under the Provisions of the Internal Revenue Code (the "Code"), for federal income tax purposes and therefore is not subject to federal income tax. Generally, an "S" Corporation is not subject to income taxes but rather, items of income, loss, deduction and credit pass through to stockholders in determining their individual income tax liability. For certain states, the Company has not elected "S" Corporation status and therefore may generate state level tax liabilities. Due to immateriality, the Company has not calculated a deferred tax asset or liability.

In the unlikely event an uncertain tax position existed in which the Company could incur corporate income taxes, management would evaluate whether there is a probability that the uncertain tax position taken would be sustained upon examination by a taxing authority. Reserves for uncertain tax positions would then be recorded if management determined it is probable either a position would not be sustained upon examination or if a payment would have to be made to a taxing authority and the amount was reasonably estimable. As of May 31, 2026, the Company does not believe it has any uncertain tax positions which would result in the Company having a liability to a taxing authority. As of May 31, 2026, the tax years since 2023 remain open for audit.

Defined Contribution Plan
The Company provides a contributory 401K plan for its employees. For the fiscal year ended May 31, 2026, the Company's contribution to the plan was allocated to 3% on the first $100,000 dollars for each person's payroll and then 1.5% for the balance of the payroll. The Company contributed approximately $92,000 to the plan for the year ended May 31, 2026.

Leases
ASC 842 – Leases requires the recording of a right-of-use ("ROU") asset and related lease liability on the statement of financial condition. Such amounts are based on the net present value of future lease obligations, using an incremental borrowing rate to determine the Company's effective cost of capital. The Company has elected to not recognize ROU assets and lease liabilities for short-term leases that have a term of 12 months or less.

Credit Losses
ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments related to ASC Topic 326 ("ASC 326"), requires the immediate recognition of management's estimates of current expected credit losses.

The Company's receivables from clearing organizations include amounts receivable from unsettled trades, including amounts related to accrued interest receivables and cash deposits. The Company's trades are cleared through clearing organizations and settled daily between the clearing organizations and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed to the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties. As such, the Company has determined that there is no material impact on the Company's financials resulting from the adoption of ASC 326.

Segment Reporting
The Company's operations constitute a single operating segment and, therefore, a single reportable segment as defined by Accounting Standards Codification 280, as it conducts its business activities and reports financial results using information of the Company as a whole. The President of the Company serves as Chief Operating Decision Maker, which makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents its financial results. The significant income and expenses of the segment are reported in the accompanying statement of operations.

NOTE 3 – NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer and as a member of FINRA, must comply with the Net Capital Rule of the Securities and Exchange Commission. The Company has a net capital requirement which is calculated as the greater of $100,000 or 6 2/3% aggregate indebtedness. The Company had net capital as computed under Rule 15c3-1 of $8,090,822, which is $7,990,822 above the $100,000 net capital amount required to be maintained at May 31, 2026. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was 0.10 to 1.

NOTE 4 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company measures the financial assets in three levels, based on the markets in which the assets and liabilities are traded, and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

- Level 2 – Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, and mortgage-backed securities. Valuations are usually obtained from third party pricing services for identical or comparable assets or liabilities.

- Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to their value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

The following table shows the Company's financial instruments adjusted cost, gross unrealized gains (loss) and fair value by significant investment category as of May 31, 2026:

	Adjusted Costs	Unrealized Gains (Losses)	Fair Value Level 2
Securities Owned			
Government Agency Bonds	$ 14,941,896	$ (2,264,663)	$ 12,677,233
Municipal Bonds	27,754,630	168,495	27,923,125
Certificates of Deposit	4,567,906	(17,303)	4,550,603
Corporate Bonds	3,832,429	(26,803)	3,805,626
Private Label Asset-Backed Bonds	2,198,618	46,771	2,245,389
Totals	$ 53,295,479	$ (2,093,503)	$ 51,201,976
Securities Sold, Not Yet Purchased			
U.S. Treasury Bonds	$ 2,007,755	$ (6,847)	$ 2,014,602

8

NOTE 5 – FIXED ASSETS

Fixed assets consist of computer equipment. furniture and fixtures and leasehold improvements with the following balances at May 31, 2026:

Computer equipment	$ 30,643
Furniture and fixtures	134,942
Leasehold improvements	326,163
Total Costs	491,748
Less: Accumulated depreciation and amortization	(453,067)
Fixed assets, net	$ 38,681

Depreciation expense for the year ended May 31, 2026 was $48,012.

NOTE 6 – DUE FROM, TO CLEARING BROKERS, NET

Amounts due to clearing brokers, net as of May 31, 2026 consist of the following:

Payable to clearing brokers	$ 45,886,685
Less: collateral for securities borrowed/loaned	(8,800,429)
Due to clearing brokers, net	$ 37,086,256

The interest rate computation and approximate rates charged are as follows:

- StoneX Financial, Inc. – Cost of funds + 75 Basis Points
- Hilltop Securities – Federal Funds + 150 Basis Points
- Mirae Asset Securities – Overnight Bank Funding Rate + 140 Basis Points

Amounts due from clearing brokers, net as of May 31, 2026 consist of the following:

Receivable from clearing brokers	$ 210,610
Less: Accrued interest receivable	(69,781)
Due from clearing brokers, net	$ 140,829

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Clearing Agreements
The Company maintains a Fully Disclosed Clearing Agreement with StoneX Financial, Inc. The agreement was signed in November 2016 and renews on a yearly basis at the same terms.

The Company maintains a Fully Disclosed Clearing Agreement with Hilltop Securities, Inc. The agreement was signed in October 2018 and renews on a yearly basis at the same terms.

The Company maintains a Fully Disclosed Clearing Agreement with Mirae Asset Securities (USA), Inc. The agreement was signed in October 2019 and renews on a yearly basis at the same terms.

Office Lease Obligations
The Company has five lease commitments for its offices in Boca Raton Florida, Orlando Florida, Boonton New Jersey, Buffalo New York, and Charlotte North Carolina.

Rent expense for all office leases discussed below, including Common Overhead Maintenance (CAM) and other miscellaneous charges under all leases, for the year ended May 31, 2026, totaled $340,826.

Short Term Leases

In January 2018, the Company entered into a lease in Buffalo, New York for an executive suite with a fixed monthly rent of $700. The lease also includes furnishings, telephone, telephone lines, and internet access. There was an installation, administration and set-up fee. A parking space is also included in the rent. This lease term is one year, commencing February 1, 2018, and has been renewed for consecutive one-year terms. The current term expires January 31, 2027 at a rate of $1,025 per month. A security deposit of $700 was required. Future minimum lease payments for fiscal year 2027 are $8,200.

In October 2022, the Company extended their annual lease in Charlotte, North Carolina for a fully furnished, staffed and equipped executive suite with a current fixed monthly rent of $1,238 and a security deposit of $1,838. The current term expires January 31, 2027. Future minimum lease payments for fiscal year 2026 are $9,904.

In May 2025, the Company entered into a lease in Boonton, New Jersey for office space with a fixed monthly rent beginning in June 2025 of $10,000. The current lease term ends May 31, 2027. The future minimum lease payments for fiscal year 2027 are $60,000.

In March 2024, the Company entered into a membership agreement for office space in Orlando, Florida. Termination is subject to the terms of the membership agreement.   The Company paid a deposit of $950. The monthly fee is $950 and is included in occupancy on the statement of operations.

Long Term Lease Right of Use Asset and Lease Obligation

On October 15, 2019, the Company entered into a seven-year lease with a related party affiliate for a Boca Raton, Florida office space of approximately 4,324 square feet. A $13,210 deposit was paid at that time. The agreed upon monthly rent for the first year was $9,008 and a CAM fee of $4,201 with a 3% annual increase in the base rent each year. Utilities and common area maintenance (CAM) services, as calculated by the landlord, shall be the Company's responsibility.

In adopting ASC Topic 842, Leases (Topic 842), the Company has elected the 'package of practical expedients', which permit it not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs. In addition, the Company elected not to apply ASC Topic 842 to arrangements with lease terms of 12 months or less. At lease inception, the Company recorded right-of-use assets and lease liabilities of $550,834.

The significant assumption used to determine the present value of the lease liability was a discount rate of 12% which was based on the Company's estimated incremental borrowing rate.

Right-of-use asset ("ROU") is summarized below:

	May 31, 2026
Operating office lease	$ 550,834
Less: accumulated amortization	(512,445)
Balance of ROU asset as of May 31, 2026	$ 38,389

Operating lease liability related to the ROU asset is summarized below:

	May 31, 2026
Operating office lease	$ 550,834
Less: accumulated reduction	(508,863)
Balance of lease liability as of May 31, 2026	$ 41,971

Future minimum lease payments under the non-cancelable long-term operating lease as of May 31 are as follows:

Year ended May 31, 2027	$	43,026
		43,026
Less: Imputed interest		(1,055)
Present value of lease liabilities	$	41,971

Legal Matters

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitrations, claims, and other legal or regulatory proceedings.

The Company does not believe that these matters will have a material adverse effect on the Company's financial position, results of operations, or cash flows.

NOTE 8 – RELATED PARTY TRANSACTIONS

Distributions paid to the Parent during the fiscal year ended May 31, 2026, were $1,955,400.

The Company leases office space in Boca Raton, Florida from a related party (see Note 7). As of May 31, 2026, the Company owes the related party $36,941 for outstanding rent due, which is reflected in accrued expenses – related party on the statement of financial condition.

NOTE 9 – CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's marketable securities are held in accounts at three clearing brokerage firms. Each brokerage firm account is covered for only custody protection by SIPC for up to $500,000 per clearing firm.

At May 31, 2026, cash in banks did not exceed the federally insured limits.

At May 31, 2026, the due from clearing brokers balance consists of receivables from 3 clearing firms, none of which exceeds $500,000.

NOTE 10 – SUBSEQUENT EVENTS

Subsequent to year-end, in June 2026, following the departure of its sole certificate of deposit trader, the Company ceased proprietary trading in certificates of deposit. Revenue from such trading represented approximately 15% of the Company's total revenue for the year ended May 31, 2026. The Company is unable to reasonably estimate the effect of this change on future results of operations because certain fixed and shared overhead expenses cannot be specifically attributed to these operations and may continue to be incurred.

The Company has evaluated all other subsequent events through July 27, 2026, the date these financial statements were issued and determined that no additional events require recognition or disclosure in the financial statements.

SUPPLEMENTAL INFORMATION

INTERCOASTAL CAPITAL MARKETS, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITES AND EXCHANGE COMMISSION
MAY 31, 2026

Net capital:

Total stockholder's equity		$ 12,407,169
Non-allowable assets:		
Furnishings & equipment	38,681	
Prepaid Expenses & Other	170,925	
Total non-allowable assets		209,606
		12,197,563
Exempted Securities		2,646,269
Debt Securities		1,430,689
Undue Concentration		29,783
Haircuts on securities		4,106,741
Net Capital		$ 8,090,822
Minimum net capital required - 6 2/3% of aggregate indebtedness or $100,000 whichever is greater		100,000
Excess Net Capital		$ 7,990,822
Aggregate indebtedness		$ 818,487
Ratio of aggregate indebtedness to net capital		10.12%

There are no material differences that exist between the above computation and the Company's corresponding unaudited Form X-17 A-5, Part IIA filing submitted on June 23, 2026.

Schedule II
INTERCOASTAL CAPITAL MARKETS, INC.

Statement on Exemption from Computation for Reserve Requirements and
Information for Possession or Control Requirements under Rule 15c3-3
AS OF MAY 31, 2026

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption (k)(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements. The Company is also relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R § 240.17a-5 due to its activities related to proprietary trading.



ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

Report of Independent Registered Public Accounting Firm

To the Shareholder of
Intercoastal Capital Markets, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which Intercoastal Capital Markets, Inc. identified the following provision of 17 C.F.R §15c3-3(k) under which Intercoastal Capital Markets, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k):(2)(ii) and Intercoastal Capital Markets, Inc. stated that Intercoastal Capital Markets, Inc. met the identified exemption provision throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) proprietary trading, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended May 31, 2026 without exception.

Intercoastal Capital Markets, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Intercoastal Capital Markets, Inc. 's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
July 27, 2026

Exemption Report - Intercoastal Capital Markets, Inc.

Intercoastal Capital Markets, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption under paragraph (k) (2) (ii) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year from June 1, 2025 through May 31, 2026 without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) proprietary trading, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended May 31, 2026 without exception.

_____

Intercoastal Capital Markets, Inc.

I, ___John Rogers____, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: ___President_____

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